Exhibit 12

TECH DATA CORPORATION AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended July 31,		Fiscal Year Ended
	2012	2011	2012	2011	2010	2009	2008
	(in thousands)

Earnings:
Income before income taxes and discontinued operations, as reported	$131,136	$137,274	$295,322	$303,615	$235,140	$177,773	$159,825
Add fixed charges	17,338	23,905	58,572	43,301	41,514	55,979	53,949
Subtract preference security dividend requirements of consolidated subsidiaries	(4,618)	—	(13,104)	—	—	—	—

Total earnings	$143,856	$161,179	$340,790	$346,916	$276,654	$233,752	$213,774

Fixed charges:
Interest expense	$6,491	$11,591	$31,343	$19,648	$17,361	$30,726	$28,521
Accretion of debt discount on convertible senior debentures	—	5,139	—	10,278	10,278	10,278	10,278
Preference security dividend requirements of consolidated subsidiaries	4,618	—	13,104	—	—	—	—
Interest component of rent expense	6,229	7,175	14,125	13,375	13,875	14,975	15,150

Total fixed charges	$17,338	$23,905	$58,572	$43,301	$41,514	$55,979	$53,949

Ratio of earnings to fixed charges	8.30	6.74	5.82	8.01	6.66	4.18	3.96